EXHIBIT 21(a)

SUBSIDIARIES OF OXIS INTERNATIONAL, INC.

As of December 31, 2004, the Company’s subsidiaries were as follows:

Name	Jurisdiction of incorporation
OXIS Health Products, Inc.	Delaware
OXIS Therapeutics, Inc.	Delaware
OXIS International S.A.	France
OXIS Acquisition Corporation	Delaware
OXIS Isle of Man Limited	Isle of Man
OXIS Instruments, Inc.	Pennsylvania